Invesco Capital Markets, Inc.

Statement of Financial Condition
December 31, 2024

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19412

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Invesco Capital Markets, Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Greenway Plaza, Suite 1000
(No. and Street)

Houston	**TX**	**77046**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsey Sparano	**(404) 439-4617**	lindsey.sparano@invesco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

214 N. Tryon St. #4200	**Charlotte**	**NC**	**28202**
(Address)	(City)	(State)	(Zip Code)
October 20, 2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lindsey Sparano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Invesco Capital Markets, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Financial & Operations Principal

Patricia Hudson Broadwater
Notary Public

PATRICIA HUDSON BROADWATER
NOTARY
EXPIRES
GEORGIA
September 26, 2027
PUBLIC
FULTON COUNTY

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Invesco Capital Markets, Inc.
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Invesco Capital Markets, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Invesco Capital Markets, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 27, 2025

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, North Carolina 28202
T: (704) 344 7500, www.pwc.com/us

Invesco Capital Markets, Inc.
Statement of Financial Condition
December 31, 2024

(In thousands of dollars, except share data)

Assets

Cash and cash equivalents	$	52,092
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		6,926
Financial instruments owned, at fair value		96
Receivable from brokers, dealers and clearing organizations		5,568
Receivable from customer		2,743
Other assets		3,090
Total assets	$	70,515

Liabilities and Stockholder's equity
Liabilities:

Payables to brokers, dealers and clearing organizations	$	2,283
Payables to customer		1,790
Due to affiliated companies		2,244
Financial instruments sold, not yet purchased, at fair value		327
Other liabilities and accrued expenses		670
Total liabilities	$	7,314

Stockholder's equity:

Common stock ($100 par value, 2,500 shares authorized, issued and outstanding)	$	250
Additional paid-in capital		48,712
Retained earnings		14,239
Total stockholder's equity		63,201
Total liabilities and stockholder's equity	$	70,515

The accompanying notes are an integral part of this statement of financial condition.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2024

(In thousands of dollars)

1. Organization and Description of Business

Invesco Capital Markets, Inc. (the Company), is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI), a wholly-owned subsidiary of Invesco Group Services, Inc. (IGS), which is owned by Invesco Holding Company (US), Inc. (IHC), the ultimate U.S. parent of the Company. IHC is ultimately owned by Invesco Ltd. (IVZ), a publicly traded Bermuda holding company that, through its subsidiaries, is an independent investment management firm.

The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), the Securities Investor Protection Corporation (SIPC) and the Investors' Exchange LLC (IEX).

In its capacity as a broker/dealer, the Company is a sponsor of Unit Investment Trusts (UITs). The Company also serves as an introducing broker and introduces transactions on a fully disclosed basis for affiliated products to which affiliated entities are the investment advisers. In its capacity as the UIT sponsor, the Company serves as a carrying broker to its customer, Bank of New York as trustee of UITs, and is therefore subject to reserve requirements under the SEC's customer protection rule.

As an introducing broker, the Company trades equity securities solely on an agency basis and does not hold positions in these securities on behalf of the affiliated products. The Company utilizes the services of third-party clearing firms to provide custodial and clearing services for these transactions.

2. Summary of Significant Accounting Policies

Basis of Financial Information
This Statement of Financial Condition has been been prepared in conformity with U.S. generally accepted accounting principles (US GAAP) and, in the opinion of management, reflects all adjustments necessary for a fair Statement of Financial Condition.

All amounts reflected in this Statement of Financial Condition are presented in thousands of dollars, except where indicated.

Use of Estimates
The preparation of a Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and cash equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

(In thousands of dollars)

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements

Cash deposited with clearing organizations, or segregated under federal and other regulations or requirements, includes the clearing fund requirement held with the National Securities Clearing Corporation (NSCC) and Depository Trust & Clearing Corporation (DTCC) in accordance with the Company's sponsorship of the UITs. It also includes deposits segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

In the Company's capacity as an introducing broker, cash is held on deposit with third-party broker/ dealers providing custodial and clearing services. With regard to these cash deposits, the Company has entered into proprietary accounts of introducing brokers (PAIB) and proprietary accounts of broker/dealers (PAB) agreements with the third-party brokers, pursuant to the applicable rules in effect at the time of the establishment of the custodial and clearing relationships.

Financial instruments and fair value

Fair Value Measurement - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1   Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2   Valuations based on one or more quoted price in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs may vary from product to product and may be affected by a wide variety of factors, such as; the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

(In thousands of dollars)

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or from Level 2 to Level 3 (see Note 4). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation techniques
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date. Refer to Note 4 for product-specific valuation techniques.

Financial instruments measured at fair value
All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities.

The Company, as sponsor of UITs, selects and can hold various debt and equity securities that are then transferred to a UIT. In return, the Company receives a beneficial interest in the trust backed by the securities. The Company has continuing involvement with the securities upon transfer of the securities to the trust and the Company does not provide the trust with any substantive rights to control, pledge, or exchange the securities. Accordingly, all such transfers to the trust are accounted for as secured borrowings, rather than sales, by the Company. Generally, the Company's transfer of the securities to the trust and receipt of the units from the trust occurs simultaneously. The Company classifies the various debt and equity securities held by major security type in Note 4, "Fair Value Disclosure.". The Company classifies the units of UITs received from the trust within Financial instruments owned, at fair value in the Statement of Financial Condition.

Receivables and payables - customers
Receivables and payables due to/from customers represent unsettled trades of securities and UITs, which are recorded on a trade date basis.

Receivables and payables - brokers, dealers, and clearing organizations
Receivables and payables due to/from brokers, dealers and clearing organizations represent unsettled trades of securities and UITs, which are recorded on a trade date basis. It also includes the margin deposits with brokers related to the Company's hedging of UITs and its security inventory.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2024

(In thousands of dollars)

Transactions with affiliated companies

Distribution costs
The sale of Company-sponsored UITs, which involves a deferred sales charge and a creation and development fee for specific trusts, results in receivables that are due to the Company from the UITs. The Company sells such receivables to IHC at cost and accounts for these transactions in accordance with Accounting Standard Codification ('ASC') 860-20, *Sales of Financial Assets*. During the year ended December 31, 2024, the Company sold $44,093 of deferred sales charge and creation and development fee receivables to IHC. Receivables relating to these sales are booked in Due from affiliated companies within the Company's Statement of Financial Condition. As of December 31, 2024, amounts due from IHC associated with the sale had been fully collected by the Company.

Due to affiliated companies
Amounts due to/from affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany allocations of expenses as well as other intercompany activities.

Income taxes
For federal income tax purposes, the Company's income or loss is included in the consolidated income tax return filed by IHC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IHC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the Statement of Financial Condition for the changes in deferred tax liabilities or assets between years. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with *Financial Accounting Standards Board ('FASB') Accounting Standards Codification ('ASC') Topic 740, Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2024.

Concentration of credit risk
The Company is engaged in brokerage activities in which counterparties primarily include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company manages such exposures by its policy to review, as necessary, the credit standing of each counterparty.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements
On January 1, 2024, the Company adopted Accounting Standards Update 2023-07, "*Segment Reporting: Improvements to Reportable Segment Disclosures*" (ASU 2023-07). The standard requires disclosure of the Chief Operating Decision Maker (CODM) and detailed information about segment expenses on an annual basis. The adoption of this amendment resulted in additional disclosures, see Note 9. "Segment information."

In December 2023, the FASB issued Accounting Standards Update 2023-09, *Income Taxes: Improvements to Income Tax Disclosures* (ASU 2023-09). The standard requires disaggregated income tax disclosures of the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and early adoption is permitted. The company does

(In thousands of dollars)

not expect the adoption of this amendment to have a material impact on its Statement of Financial Condition.

3. **Cash deposited with clearing organizations or segregated**

The Company has cash deposited with clearing organizations of $5,842, as well as segregated cash of $1,084, at December 31, 2024.

4. **Fair value measurement**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820, *Fair value measurements and disclosures*. See Note 2 for further information.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash equivalents
Cash equivalents include cash investments in affiliate money market funds. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

UITs
The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market. Equity UITs are valued under the market approach through use of quoted prices on an exchange. Fixed income UITs are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Financial instruments
The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to hedge economically fixed income UIT inventory and securities in order to mitigate market risk.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2024

(In thousands of dollars)

Open futures contracts are marked-to-market daily through earnings along with the mark-to-market on the underlying trading securities held. Fair values of derivative contracts in an asset position are included in financial instruments owned, at fair value in the Company's Statement of Financial Condition. Fair values of derivative contracts in a liability position are included in financial instruments sold, not yet purchased, at fair value in the Company's Statement of Financial Condition. These derivative contracts are valued under the market approach through use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy. There was no activity related to these derivative contracts during the year ended December 31, 2024. Additionally, to hedge economically the market risk associated with equity and debt securities and UITs temporarily held as trading investments, the Company will hold short corporate stocks, exchange-traded funds, or U.S. treasury security positions. These transactions are recorded at the fair value, as financial instruments sold, not yet purchased in the Company's Statement of Financial Condition. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

The following table presents the carrying value of the Company's assets and liabilities, including major security type for equity and debt securities, which are measured at fair value on the face of the Statement of Financial Condition as of December 31, 2024.

	Fair Value Measurements
Assets	
Cash equivalents	$ 45,222
Financial instruments owned:	
UITs	
Fixed income	1
Equity	95
Total cash equivalents and financial instruments owned	$ 45,318
Liabilities	
Financial instruments sold, not yet purchased:	
Exchange-traded funds	327
Financial instruments sold, not yet purchased	$ 327

All financial assets, including Cash equivalents, Financial instruments owned, and Financial instruments sold, not yet purchased, are classified as Level 1 financial instruments at December 31, 2024. The Company had no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during 2024. The Company had no Level 2 or Level 3 assets or liabilities measured at fair value on a recurring basis for the period ended December 31, 2024.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2024

(In thousands of dollars)

5. **Income taxes**

Federal current income taxes are provided at the statutory rate in effect during the year of 21% by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 24%. The deferred tax asset of $34 primarily relates to the timing of deductibility of compensation and intercompany interest for tax purposes Deferred tax asset is part of Other assets in the Company's Statement of Financial Condition. At December 31, 2024, a $887 payable related to settlement of tax payments is reflected in Due to affiliated companies in the Company's Statement of Financial Condition. A payable of $236 related to state tax payments is reflected in Other liabilities and accrued expenses in the Company's Statement of Financial Condition.

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2014.

6. **Financial instruments and hedging activities**

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including U.S. Treasury futures, which are types of derivative financial instruments. The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis.

7. **Commitments and contingencies**

Underwriting Commitments and Letters of Credit
In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. As a result of these commitments the Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. Upon entry into such commitments, the Company is charged an annual interest rate of 1.0% on amounts outstanding. These credit agreements are unsecured and do not contain restrictive covenants. As of December 31, 2024, there were no outstanding net purchase commitments.

Legal
The investment management industry is subject to extensive levels of ongoing regulatory oversight and examination. Governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to the Company's compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in jurisdictions in which the Company and its affiliates operate.

In assessing the impact that a legal or regulatory matter will have on the company, management evaluates the need for an accrual on a case-by-case basis. If the likelihood of a loss is deemed probable and is reasonably estimable, the estimated loss is accrued. If the likelihood of a loss is assessed as less than probable, a loss is not accrued. If a loss is deemed probable but an amount or range of loss cannot be reasonably estimated, a loss is not accrued but the matter is disclosed.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2024

(In thousands of dollars)

In management's opinion, adequate accrual has been made as of December 31, 2024 to provide for any such losses that may arise from matters for which the company could reasonably estimate an amount and are deemed probable. Management believes that the ultimate resolution of claims will not materially affect the company's business, revenue, net income or liquidity.

8. Net capital requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the SEC and FINRA. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. However, the Company intends to maintain regulatory net capital of at least $300 in order to be in compliance with the early warning rules. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2024, the Company's Net Capital was $58,772 which exceeded required net capital of $250 by $58,522.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

9. Segment information

The company operates under one reportable segment, broker dealer.

The company's CODMs are the Co-Presidents and Co-CEOs as they assess the company's performance and makes decisions about resource allocation. Net income/(loss) is one of the performance measures used by the CODMs to evaluate the segment's performance and allocate capital. Additionally, the CODMs uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The segment's assets are reported on the Statement of Financial Condition as Total assets.

10. Subsequent events

On February 25, 2025, the Company paid a $15 million dividend to its parent. No other subsequent events were noted in management's evaluation which would require disclosure. Management of the Company has performed an evaluation of subsequent events through February 27, 2025, which is the date the Statement of Financial Condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.